January 13, 2012

VIA EDGAR

Justin Dobbie
Legal Branch Chief, U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	OSL Holdings Inc. Form 8-K Filed October 19, 2011 File No. 001-32658

Dear Mr. Dobbie:

We hereby submit the responses of OSL Holdings Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated November 14, 2011, to Mr. Eli Feder of the Company in regard to the above-referenced Current Report on Form 8-K (the “Original Form 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 1 to the Original Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on January 13, 2012 (the “Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amendment.

Item 1.01 Entry into a Material Definitive Agreement

1. Please revise to disclose the repayment terms of the promissory note, including that you are required to make weekly installment payments beginning November 8, 2011 with final payment by January 3, 2012.

Company Response: The Company has revised the Amendment to disclose the repayment terms of the promissory note.

Description of Business

Business Overview

2. Please disclose here that you have not generated revenues since inception, disclose your net losses and accumulated deficit, and disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Company Response: The Company has added disclosure stating that we have not generated any revenues since inception, disclosing our net losses and accumulated deficit and that our auditor has expressed substantial doubt about our ability to continue as a going concern.

3. Your disclosure here and elsewhere in the prospectus is written as if you were an established business with developed operations. It appears, however, that you are a development stage company with minimal operations to date. As such, please revise here and elsewhere as appropriate to discuss that actual state of your business. To the extent you want to discuss your aspirations, please revise to characterize them as aspirations rather than the current state of your business.

Company Response: The Company has revised the disclosures to indicate that we are a development stage company with minimal operations to date.

4. Please revise your description of business and your plan of operation sections to add the specificity about your business plan and the obstacles it faces necessary for investors to make an informed decision. The following comments are intended to provide some guidance as you begin the task of creating a document which investors will find useful. As you respond to the separate comments, please add detail about costs, milestones, and anticipated sources of funding wherever possible. If financing is not currently available, please make it clear. Also, if any of the revised disclosure suggests that revisions to the risk factor section are necessary, please make the appropriate changes.

Company Response: The Company has revised the description of the business and plan of operations sections to provide more specificity.

5. Please disclose your cash on hand, monthly burn rate, and how long your current funds will last at this rate, each as of the most recent practicable date.

Company Response: We have $5,000 cash on hand which will not last. We anticipate a series of loans or sales of restricted stock through private placements in the near future.  We expect a burn rate of $100,000 per month commencing on January 15, 2012 and expect to raise $500,000 by the end of the first quarter of 2012. We anticipate signing supply contracts for our products before March 30, 2012, which we believe will obviate the need for further funds or at least facilitate necessary fund raising.

6. Please revise to briefly explain what makes your marketing programs "innovative."

Company Response: One of our innovative approaches relates to diversity marketing. Through our wholly owned subsidiary, Office Supply Line, Inc. (“OSL”), we have acquired a 48% interest in Corporate Diversity Solutions, Inc., a New Jersey Corporation (“CDS”), a certified woman owned company.  Most Fortune 500 companies have supplier diversity programs and publicize how much they spend with diverse suppliers: including minority owned business enterprises (MBE), women owned business enterprises (WBE), suppliers located in Historically Underutilized Business Zones (HUB Zones), and Service Disabled Veteran Owned Small Business Concerns (SDVOSBC). Seventeen U.S. companies each spend over $1 billion annually with diverse suppliers.  These corporations typically have a goal to make 3% to 10%+ of their purchases from diverse suppliers. This spending is sometimes termed minority “credits,” or when the federal government requires this spending it is called “minority spend.”  Many government contracts require that winning bidders demonstrate that they utilize a certain percentage of certified small business and/or minority businesses.  Many large corporations constantly seek new ways to utilize their minority “credits” or “minority spend.”

We know from discussions with suppliers and competitors that few office products companies compete for that diversity business. We are now one of the very few diversity suppliers that also have the capability to interface large corporate procurement systems with United Stationers, Inc. and other suppliers. This technique is called “punch out” and CDS has that capability. In addition we are about to create a separate rewards program company which in its own right is unique because it allows for real time earning and spending of rewards currency in both brick and mortar locations and online. That rewards program will prominently offer our office products and other product offerings.

7. Please briefly explain what a "virtual distributor" is. Please also tell us why you characterize yourself as a "marketer and distributor" rather than a dealer.

Company Response: A virtual distributor is one that holds no inventory, does no shipping and never takes physical possession of the products. We provide marketing, customer service, accounting but the product is physically handled by other companies. We intend to market our products with marketing materials and strategies that we create. We also intend to offer products from more than one wholesaler. We feel that “dealers” are those who services customers in a specific territory without independent marketing control. We are not subject to significant marketing restrictions from the wholesalers we deal with.

Our Corporate History and Background

8. Please update the disclosure in this section and clarify which of the agreements you discuss continue to apply to OSL and which were part of the spin-off of Red Rock Direct. We note, for example, your discussion of the acquisition of assets from SSD.

Company Response: All of our assets at the time of the Share Exchange were either spun-out or assigned, other than Red Rock Pictures, Inc. and SSD which remain our wholly owned subsidiaries, but currently have no operations.

Our Products

9. You state that you currently offer 65,000 items. Your website states that you offer 100,000 items. Please revise or explain the discrepancy.

Company Response: We have revised the appropriate disclosure.

Industry Overview

10. Please place the disclosure in this section in context by disclosing, if available, the percentage of the office supply market occupied by the large retail chains, by independent dealers, and direct from manufacturers, respectively.

Company Response: We have revised the disclosure regarding the market in which we operate in the Amendment.

11. Please delete references to ticker symbols in this section.

Company Response: We have deleted references to ticker symbols in this section.

Marketing

12. Please disclose in greater detail how you intend to minimize overhead and "leverage external relationships and resources" and explain how your marketing strategy is designed to achieve these goals.

Company Response: In order to minimize overhead, our strategy is to be a virtual distributor, which allows OSL and CDS to offer products, starting with office products, that we can offer without acquiring inventory and such related expenses such as warehouses, packers, truckers and return departments. We have chosen to market our products through either established relationships (CDS or United Stationers) or through soon to be affinity program relationships. For example, one aspect of our marketing strategy will be to market our product lines by leveraging any and all partnerships or customer relationships we currently have or will have in the future to secure a dialogue with additional audiences, better pricing or more diverse product lines.

13. In this regard, please discuss in greater detail your strategic marketing partnerships and explain how these partnerships enable you to achieve the goals discussed in the last sentence of this section.

Company Response: We have identified several strategic partnerships and have had substantive discussions with various companies but we have not yet formalized these agreements to date. These potential partnerships will give us access to millions of sales prospects for office supplies, as well as potential members for our developing rewards platform, which in turn should generate additional revenues for the companies. Currently we have strategic partnership with United Stationers as well as other strategic relationships through our acquisition of CDS (such as GSA, Office Depot and New York State).

14. Your website highlights your focus on "cause marketing." This section, however, does not include such a discussion. To the extent this type of marketing is material to an understanding of your business, please revise accordingly.

Company Response: We have revised the Amendment to include disclosure of “cause marketing.”

Our Strategy

SOHO

15. We note that the data you provide in support of your claims in this section is more than five years old. Please revise to include updated information, if available. If updated information is not available, briefly state the basis for your belief that information from 2006 continues to reflect current trends in this industry. Additionally, please provide us with copies of all cited reports.

Company Response: We deleted this section as our SOHO offerings are no longer a focal point of the Company.

16. Please explain how your strategy is designed to tap into the so-called "SOHO" market. Your disclosure as currently presented discusses this market segment but it is not clear how your strategy is designed to capture this market.

Company Response: Please see response to Comment 15.

Corporate

17. Please discuss is substantially greater detail the comprehensive corporate strategy you are developing and explain what you mean by "strong diverse and affinity working relationships."

Company Response: We have revised the Amendment to discuss in greater detail our comprehensive corporate strategy.

Strategic Partnerships

18. Please file the agreements with United Stationers and EntireOne Loyalty as exhibits to your amended Form 8-K or tell us why these agreements are not required to be filed.

Company Response: We only have a negotiated a pricing plan with United Stationers and we do not have a contract with EntireOne Loyalty.

19. Please explain in greater detail your relationship with United Stationers and how you generate revenues from sales of office supplies on your website. Clarify whether you sell office products at a mark-up from the price you pay to United Stationers or whether your revenues take the form of commissions for sales driven through your website to United Stationers. Similarly discuss how your relationship with EntireOne Loyalty operates.

Company Response: United Stationer sells us products at predetermined prices through a negotiated pricing plan. We mark-up those prices as we see fit to our customers. United Stationers then ships the products directly to our customers. We pay United for all products ordered and for the shipping and we collect the revenue from the customers as well as provide customer service. We have removed mention of EntireOne Loyalty from the Amendment as we have not signed a contract with them.

Competition

20. Please discuss in greater detail the competitive landscape for independent office supply dealers and where your business model fits in this competitive environment. Given your stage of development, it appears you are more likely to compete with smaller independent office supply dealers rather than Staples or OfficeMax at this point in time. Please revise accordingly.

Company Response: It is our intention to target “business to business” clients as well as the consumer market by implementing our unique reward offering. This approach is typically not consistent with the approach taken by independent office dealers. We believe that by virtue of this approach, we will position ourselves above the typical competitive independent dealer competitive environment, while positioning ourselves in a nimble and efficient manner with regard to the major national chains.

The intent of the reward offering is to design, develop, operate and market a loyalty program that is based on “reward currency” and is available for its members to earn and redeem in online ecommerce sites, brick and mortar retail stores, mobile and through other service providers. The offering is a combination of the loyalty program and the technology platform and marketplace.  The benefits of the offering include enabling millions of members of the Loyalty Program to earn and redeem Reward Currency regardless of the payment method they use when making a purchase (i.e. Visa, Amex, MasterCard, or cash) and to redeem the points both in retail stores, or when shopping online regardless of the payment method used to gain discounts on purchases. The offering allows retail merchants and online ecommerce site operators with a package of products and services for better business efficiency and for boosting sales and profitability.

Risk Factors

21. Please add a risk factor discussing the risks to you because of your reliance on a website and internet marketing capabilities.

Company Response: We have added risk factors in the Amendment regarding our reliance on a website and internet marketing capabilities.

22. Please add a risk factor discussing the risks to stockholders because your two officers and directors control over eighty percent of your issued and outstanding common stock. Please also address the risk that Crisnic could acquire voting control over the company through its ownership of preferred stock.

Company Response: We have added a risk factor discussing these risks.

We have a limited operating history and there can be no assurance that we can achieve or maintain profitability.

23. Please revise this risk factor to disclose that you have not generated revenues to date and quantify your net losses and accumulated deficit.

Company Response: We have revised the referenced risk factor to disclose that we have not generated revenues to date and quantified our net losses and accumulated deficit

Our market is highly competitive and we may not be able to continue to compete successfully.

24. Please revise to remove the fourth through eighth sentences in this risk factor. This disclosure tends to mitigate the risk presented.

Company Response: We have revised this Risk Factor by removing the referenced sentences.

We may have to incur debt in order to grow and run our operations.

25. Please revise this risk factor to disclose the $240,000 promissory note due to Crisnic Fund, S.A. and disclose that it is payable in installments with final payment due January 3, 2012.

Company Response: We have revised the referenced risk factor disclosing the $240,000 promissory note to Crisnic and the terms of its payments.

The sale of securities by us in any equity or debt financing could result in dilution to our existing stockholders and have a material adverse effect on our earnings.

26. Please set forth the risks of dilution in the event that you default on the promissory note due to Crisnic. We note in this regard your disclosure in the second paragraph under "Preferred Stock" in the Description of Securities section.

Company Response: We have revised the referenced risk factor to disclose the risk of dilution in the event that we default on the promissory note due to Crisnic.

If we are unable to adequately fund our operations, we may be forced to voluntarily file for deregistration of our common stock with the Commission.

27. Given your current liquidity situation, please revise this risk factor to disclose your estimated annual reporting expenses.

Company Response: We have revised this risk factor to disclose our estimated annual reporting expenses.

We do not intend to pay dividends for the foreseeable future.

28. You refer to your financing arrangements with FGI in the last sentence of this risk factor, but do not discuss these arrangements elsewhere. Please revise or advise.

Company Response: We have removed references to FGI. This sentence was in the Original 8-K by mistake.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations

29. Please substantially expand your disclosure regarding your website, including a discussion of the development costs and when you anticipate the website will be operational. If the website is not yet operational, explain why.

Company Response:  Our current “alpha” or phase 1 websites (www.oslholdings.com, www.officesupplyline.com, and www.corporatediversitysolutions.com) will be transitioned to a phase 2 or “beta” website with more functionality and content related to the new direction of the companies and any new acquisitions or formed business units will be included by the end of January to www.oslholdings.com.  We anticipate our websites should be fully operational by the end of the first quarter of 2012. We anticipate the balance of the development cost will not exceed $100,000, as we are in the final stages of negotiations with potential strategic partners, any of which will allow for a more cost effective deployment of upgrades to our websites.  The successful completion of that process should deliver high valued content, technical knowledge and development capacity at a limited developmental cost.

30. Please discuss in detail your plans to develop an internet marketing capability and disclose to what extent developing this capability is essential to your ability to begin generating revenues. We note your disclosure in the capital expenditures section that you anticipate spending $750,000 to develop this capability.

Company Response:  We have revised the disclosure under the “Plan of Operations” section in the Amendment to discuss our plans to develop our internet marketing capability.

31. We note your disclosure that your revenues will be "predominately" from the sale of office supplies. Please clarify whether you expect to generate revenues from other sources, and if so, please disclose in detail.

Company Response: Our initial revenue will be predominately from office supplies, but we intend to generate more distributed revenue from office products, janitorial products, lab equipment and maintenance products through our recent acquisition of CDS as well as generate revenues from other businesses units that we intend to introduce.  In addition, we anticipate generating revenue from loyalty rewards as well as sale of consumer data.

Liquidity and Capital Resources

Financing

32. Please revise to quantify and separately discuss all liquidity needs foreseeable for the next twelve months, including funds to commence operations, satisfy the $240,000 note payable to Crisnic, fund the $750,000 to develop your internet marketing capability, and settle outstanding accounts payable. Please revise your disclosure to discuss the specific steps you are taking to locate sources of funds to satisfy these liquidity needs.

Company Response: We have revised the disclosure in this section of the Amendment to discuss the specific steps we are taking to locate sources of funds to satisfy our liquidity needs.

33. Your statement in the first sentence of this section that your current working capital position is insufficient to fund operations is inconsistent with the second sentence. Please revise accordingly.

Company Response: We have revised the relevant disclosure in the Amendment.

Description of Property

34. Please provide the address of the office space you currently rent and briefly describe the terms of your lease.

Company Response: The Company has revised the appropriate disclosure in the Amendment.

Directors and Executive Officers

35. Please remove "successful" and "successfully" from Eli Feder's biography and "Kotch had particular success through homebuyer seminar marketing." Such characterizations are beyond the scope of Item 401(e) of Regulation S-K

Company Response: We have revised the Amendment and removed the referenced language.

36. Please briefly explain the nature of the participation in the development of food products referenced in the biography of Eli Feder.

Company Response: Eli Feder directed the product development and eventual manufacturing of the first ready to drink iced coffee product.  The product was available in both refrigerated and shelf stable packaging during the late 1980's.  It was sold under the P'nosh label.

37. Please revise to include dates for each of the positions held in each of the biographies.

Company Response: We have revised the disclosure to include dates for each of the positions held in each of the biographies.

Conflicts of Interest

38. Please revise to specify the entities that your officers and directors may be affiliated with which may conflict with you and state the amount of time you expect each of your officers to spend working for you each week. Additionally, please add a risk factor describing the risks you reference in this section.

Company Response: Mr. Feder, our President and CEO, and Mr. Kotch, our CFO, both work full time for the Company. While both have other affiliations, those affiliations are not time intensive and will not detract from their obligations and commitments to the Company.

Involvement in Certain Legal Proceedings

39. Please delete the qualifying language "to the best of our knowledge" in the first sentence of this section.

Company Response: We have revised the disclosure to delete "to the best of our knowledge" in the first sentence of this section.

40. Please revise to disclose legal proceedings during the past ten years, rather than the past five years. Refer to Item 401(f) of Regulation S-K. In particular, address the litigation and settlement with the New York attorney general involving Erie Kotch that you reference in his biography or tell us why this matter is not required to be disclosed in this section.

Company Response: We have revised the disclosure to address legal proceedings that have occurred during the past ten years. We have removed reference to the litigation and settlement with the New York attorney general involving Eric Kotch, as the judgment date occurred more than ten years from the date of the filing of the Original 8-K.

Executive Compensation

Summary Compensation Table

41. Please include disclosure of the $48,000 in common stock issued to your founders for services in the summary compensation table or advise.

Company Response: We have revised the summary compensation table to include disclosure of founder stock issued to our officers and directors.

Employment Agreements

42. You state here that you have no employment agreements.   However, in Note 7 to the financial statements, you state that you have two employment agreements. Please revise or advise.

Company Response:  We currently have oral employment agreements with both our CEO and CFO for $5000 per month.  Our plan is to enter into written employment agreements with each of them by the end of the first quarter of 2012.  To date they have accrued salary, but have not been paid any compensation.

Transactions with Related Persons

43. Please provide related party disclosure for Crisnic Fund, S.A., including disclosure of the note payable, or tell us why Crisnic is not a related party. Refer to Item 404(a) of Regulation S-K.

Company Response: Crisnic Fund, S.A. is no longer a related party to the Company. As part of the Share Exchange they canceled all of their shares and interests in the Company for $250,000. To the extent that the Promissory Note is not paid off, they would once again become a shareholder of the company. However, we feel that until that should happen Crisnic is not a related party as they no longer have any interest in the Company.

44. Please include related party disclosure regarding the issuance of 220,000 shares of common stock for $22,000 cash. We note in this regard disclosure in your statement of stockholders' deficit.

Company Response: This statement was an error. It was meant to convey that those shares were sold privately to individuals with whom we had a preexisting relationship. Only one of those parties, ARMK, LLC, was a related party and those shares have been properly disclosed in the related party transactions section. We have revised the statement to remove any erroneous disclosure.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

OSL Holdings Inc.

By:	/s/ Eli Feder
Eli Feder President and Chief Executive Officer